UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.

(Registrant)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.3 through 99.11 of this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-276264) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM BIOPHARMA LTD.
(Registrant)

Date October 28, 2025	By	/s/ Donal Carroll
Donal Carroll
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated February 6, 2024

99.2	Material Change Report dated February 26, 2024

99.3	Material Change Report dated July 3, 2024

99.4	Material Change Report dated August 23, 2024

99.5	Material Change Report dated August 29, 2024

99.6	Material Change Report dated September 13, 2024

99.7	Material Change Report dated September 19, 2024

99.8	Material Change Report dated October 3, 2024

99.9	Material Change Report dated March 17, 2025

99.10	Material Change Report dated June 27, 2025

99.11	Material Change Report dated September 30, 2025